TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
May 16, 2016

Manulife announces Singapore dollar Subordinated Notes issue

TORONTO - Manulife Financial Corporation (“MFC”) announced today that it has priced an offering in Singapore of 500 million Singapore dollars principal amount of 3.85% subordinated notes due May 25, 2026 (the “Notes”). The offering will be made pursuant to an offering circular dated May 16, 2016 and is anticipated to qualify as Tier 2B capital for MFC.

The Notes will bear interest at a fixed rate of 3.85% until May 25, 2021 and thereafter at a rate of 1.97% over the prevailing five-year SGD Swap Rate. The Notes mature on May 25, 2026.

MFC may, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes in whole, but not in part, on May 25, 2021 and on any interest payment date thereafter at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Notes will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of MFC from time to time issued and outstanding.

Approval in principle has been obtained from the Singapore Exchange Securities Trading Limited (“SGX-ST”) for the listing and quotation of the Notes. The SGX-ST assumes no responsibility for the correctness of any statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of the Notes on the SGX-ST is not to be taken as an indication of the merits of MFC or the Notes.

Steve Roder, Chief Financial Officer, said “This issuance marks our first debt transaction in Asian capital markets, and further supports our branding and banking partnerships in the region.  With the recent offering in the United States, this transaction is an important part of our global strategy to diversify funding sources and to broaden our investor base.”

Roy Gori, President and Chief Executive Officer, Manulife Asia, added “Singapore is one of Manulife's fastest growing operations, and has one of the largest and most developed capital markets in Asia.  We’re delighted to have worked with our regional bank partners to deliver this issuance in a market where we have a strong presence.”

DBS Bank Ltd. and Standard Chartered Bank have been appointed as joint lead managers and Australia and New Zealand Banking Group Limited has been appointed as a co-manager for the offering.

The offering is expected to close on May 25, 2016. MFC intends to use the net proceeds from the offering for general corporate purposes.

The Notes have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States or other jurisdiction and may not be offered or sold within the United States, or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities law. The offering will be made solely to non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or any other jurisdiction where it is unlawful to do so.

The securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of March 2016, we had $904 billion (US$697 billion) in assets under management and administration, and in the previous 12 months we made more than $24.9 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

 Media inquiries:
 Sean B. Pasternak
 Manulife (Toronto)
 416-852-2745
 sean_pasternak@manulife.com

 Saijal Patel
 Manulife Asia (Singapore)
 852-6753-6211
 saijal_patel@manulife.com

 Jason Benham
 Manulife Asia (Hong Kong)
 852-2510-5822
 jason_benham@manulife.com

Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com Eileen Tam Manulife Asia (Hong Kong) 852-2510-5888 eileen_tam@manulife.com